FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January, 2008

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on January 30, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: January 31, 2008	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: January 30, 2008
URL: http://www.komatsu.com/

Consolidated Business Results for Nine Months

of the Fiscal Year Ending March 31, 2008 (U.S. GAAP)

1. Results for Nine Months of the Fiscal Year Ending March 31, 2008

    (Amounts are rounded to the nearest million yen)

(1) Consolidated Financial Results

Millions of yen except per share amounts

	Nine months ended December 31, 2007	Nine months ended December 31, 2006	Changes Increase		FY ended March 31, 2007
Net sales	1,629,026	1,339,510	289,516	21.6%	1,893,343

Operating income	241,442	169,009	72,433	42.9%	244,741

Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	234,766	163,260	71,506	43.8%	236,491

Net income	151,546	109,561	41,985	38.3%	164,638

Net income per share (Yen)
Basic	¥152.34	¥110.27	¥42.07		¥165.70

Diluted	¥152.13	¥110.08	¥42.05		¥165.40

Notes:

1)      Percentages shown in net sales, operating income, income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies and net income represent the rates of change compared with the corresponding nine months a year ago.

2)      In accordance with Statement of Financial Accounting Standards No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the consolidated statements of income for nine months ended December 31, 2006 have been retrospectively reclassified as for the discontinued operations.

(2) Consolidated Financial Position

Millions of yen except per share amounts

	As of December 31, 2007	As of December 31, 2006	As of March 31, 2007
Total assets	1,992,035	1,768,506	1,843,982

Shareholders’ equity	892,828	728,814	776,717

Shareholders’ equity ratio	44.8%	41.2%	42.1%

Shareholders’ equity per share (Yen)	¥897.24	¥733.38	¥781.57

2. Projections for the Fiscal Year Ending March 31, 2008

    (From April 1, 2007 to March 31, 2008)

As of the date of this news release, no changes have been made to the projection of October 30, 2007

Millions of yen except per share amounts

	The entire fiscal year
Net sales	2,210,000	up 16.7%
Operating income	325,000	up 32.8%
Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	316,000	up 33.6%
Net income	205,000	up 24.5%
Net income per share (Yen)	¥206.02

Note: Percentages shown above represent the rates of change compared with the corresponding period a year ago.

3. Others

(1) Changes in Group of Entities

      Consolidated subsidiaries

Added:	12 companies
Added: (From affiliated companies)	1 company
Removed: (Merger etc.)	8 companies

Affiliated companies accounted for by the equity method
Added:	2 companies
Removed: (To consolidated subsidiaries)	1 company
Removed: (Exclusion)	1 company

(2) Simplified accounting procedures: Adopted in part to calculate tax expenses.

(3) Changes in accounting procedures since the last consolidated fiscal year: None.

Note: See “4.Others” of “Qualitative Information, Financial Statements and Others” on page 5 for more details.

[Qualitative Information, Financial Statements and Others]

1. Management Performance (Consolidated)

Notes:

1)      In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, certain business results of the operations, which were discontinued during the fiscal year ended March 31, 2007, are reclassified retrospectively for nine months ended December 31, 2006.

2)      From the fiscal year ending March 31, 2008, Komatsu changes its business segment into two, i.e., Construction and Mining Equipment, and Industrial Machinery, Vehicles and Others. The figures for the corresponding nine months period last year are reclassified accordingly.

Consolidated net sales for nine months of the fiscal year, ending March 31, 2008, increased 21.6% over the corresponding nine-month period a year ago, to ¥1,629.0 billion (US$14,290 million, at US$1=¥114). Operating income for nine months reached ¥241.4 billion (US$2,118 million), advancing 42.9% over the previous nine-month period. Both sales and operating income renewed record highs for all nine-month periods. The operating income ratio for nine months improved by 2.2 percentage points to 14.8%. Construction and Mining Equipment and Industrial Machinery, Vehicles and Others businesses continued to expand earnings.

We at the Komatsu Group anticipate that demand for our products will continue to expand against the backdrop of resource and infrastructure developments around the world. We are going to build another new plant to produce super-large hydraulic excavators near the Port of Kanazawa in Ishikawa Prefecture in Japan, a new plant to make crawlers for construction equipment in Shandong, China, and a new plant to manufacture medium-sized hydraulic excavators, forklift trucks and other equipment, in Yaroslavl, Russia.

Results by operation are summarized below.

Note:	Segment profits mentioned in the review of operations below are obtained by subtracting cost of sales and selling, general and administrative expenses from net sales.

Construction and Mining Equipment

Consolidated net sales of construction and mining equipment for nine months under review advanced 23.1% over the corresponding nine-month period a year ago, to ¥1,377.6 billion (US$12,085 million). As demand for our equipment continued to expand, we increased our production capacity in collaboration with our suppliers, and we also began our efforts to establish a cross-sourcing operation designed to meet changes in regional demand. We also worked to expand sales of DANTOTSU products, realize our prices and reinforce our product support capability.

In Europe & CIS, China, Asia & Oceania, and the Middle East & Africa, we boosted sales by capitalizing on thriving demand for our equipment in infrastructure development and mining sectors. In the Americas, while North American demand dropped, that in Latin America remained strong, and we sustained sales at about the same level as those for the corresponding nine-month period a year ago. In Japan, sales increased slightly due mainly to intensified competition and the withdrawal from unprofitable businesses.

Segment profit of the construction and mining equipment business advanced 42.3% over the corresponding nine-month period a year ago, to ¥217.3 billion (US$1,906 million).

Sales of Construction and Mining Equipment by Region

	Millions of yen
	Nine months ended December 31, 2007 (A) 1USD=¥117 1EUR=¥164	Nine months ended December 31, 2006 (B) 1USD=¥116 1EUR=¥149	Changes Increase (Decrease) (A)-(B)
Japan	211,566	208,332	3,234	1.6%
The Americas	353,256	357,152	(3,896)	(1.1)%
Europe & CIS	308,091	211,428	96,663	45.7%
China	115,724	69,555	46,169	66.4%
Asia & Oceania	235,792	165,576	70,216	42.4%
Middle East & Africa	153,224	106,772	46,452	43.5%
Total	1,377,653	1,118,815	258,838	23.1%

Industrial Machinery, Vehicles and Others

Consolidated net sales of industrial machinery, vehicles and other operations reached ¥251.3 billion (US$2,205 million), registering an increase of 13.9% over the corresponding nine-month period a year ago. In addition to expanding sales of forklift trucks in Greater Asia markets, such as Asia, CIS and the Middle East, we accelerated sales of industrial machinery, such as large presses and machine tools, especially in India where sales of automobiles was expanding sharply in volume.

Segment profit of the industrial machinery, vehicles and others business improved 19.3% over the corresponding nine-month period a year ago, to ¥25.4 billion (US$223 million).

The ARION Hybrid, an electric hybrid forklift truck made by Komatsu Utility Co., Ltd., received The Minister of Economy, Trade and Industry Award, the highest award in the FY2006 Awards for Energy-Conserving Machinery sponsored by The Japan Machinery Federation.

2. Financial Conditions (Consolidated)

Total assets at December 31, 2007 amounted to ¥1,992.0 billion (US$17,474 million), an increase of ¥148.0 billion from March 31, 2007. This particularly reflects increased inventories resulting from expanded production in response to thriving demand for construction and mining equipment. Interest-bearing debt increased by ¥34.2 billion from March 31, 2007, to ¥383.3 billion (US$3,363 million). Shareholders’ equity reached ¥892.8 billion (US$7,832 million), an increase of ¥116.1 billion. As a result, shareholders’ equity ratio increased by 2.7 percentage points, to 44.8%. Net debt-to-equity ratio * translated into 0.30, compared to 0.33 at March 31, 2007.

*	Net debt-to-equity ratio = (Interest-bearing debt – Cash and cash equivalents – Time deposits)/Shareholders’ equity

3. Projections for the Fiscal Year Ending March 31, 2008 (Consolidated)

(From April 1, 2007 to March 31, 2008)

As of the date of this news release, no changes have been made to the projection of October 30, 2007. While the U.S. dollar is depreciating against the Japanese yen in light of the exchange rate which we anticipated, we are projecting more-than-anticipated sales, especially in emerging economies.

With respect to foreign exchange rates, which are preconditions for our projection of business results, we are assuming ¥106 per US$1 and ¥156 per EUR1 on average for the fourth quarter (January through March 2008). For the full fiscal year, we have changed the earlier assumptions of ¥117 per US$1 and ¥159 per EUR1 to ¥114 and ¥162, respectively.

<Reference: Projections for the Fiscal Year Ending March 31, 2008 announced on October 30, 2007>

Millions of yen except per share amounts

	The entire fiscal year
Net sales	2,210,000	up 16.7%
Operating income	325,000	up 32.8%
Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	316,000	up 33.6%
Net income	205,000	up 24.5%
Net income per share	¥206.02

4. Others

(1) Changes in Group of Entities
Consolidated subsidiaries
Added:	12 companies
Komatsu CIS, LLC and other 11 companies
Added: (From affiliated companies)	1 company
Removed: (Merger etc.)	8 companies
Komatsu Zenoah Co. and other 7 companies

Affiliated companies accounted for by the equity method
Added:	2 companies
Removed: (To consolidated subsidiaries)	1 company
Removed: (Exclusion)	1 company

(2) Simplified accounting procedures: Adopted in part to calculate tax expenses.

(3) Changes in accounting procedures since the last consolidated fiscal year: None.

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Condensed Consolidated Balance Sheets

Millions of yen

	As of December 31, 2007 (A)	As of March 31, 2007 (B)	Changes Increase (Decrease) (A)-(B)
Assets
Current assets:
Cash and cash equivalents	¥117,173	¥92,199	¥24,974
Time deposits	197	54	143
Trade notes and accounts receivable	488,182	478,063	10,119
Inventories	515,312	437,894	77,418
Assets held for sale	—	16,321	(16,321)
Other current assets	118,248	119,214	(966)

Total current assets	1,239,112	1,143,745	95,367

Long-term trade receivables	89,766	73,669	16,097

Investments	144,437	155,146	(10,709)

Property, plant and equipment—Less accumulated depreciation	432,391	388,393	43,998

Other assets	86,329	83,029	3,300

Total	1,992,035	1,843,982	148,053

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term debt (including current maturities of long-term debt)	184,755	174,734	10,021
Trade notes and accounts payable	381,366	365,065	16,301
Income taxes payable	28,150	54,933	(26,783)
Liabilities held for sale	—	7,919	(7,919)
Other current liabilities	196,794	182,529	14,265

Total current liabilities	791,065	785,180	5,885

Long-term liabilities	279,112	262,311	16,801

Minority interests	29,030	19,774	9,256

Shareholders’ equity:
Common stock	67,870	67,870	—
Capital surplus	138,169	137,155	1,014
Retained earnings	655,453	541,717	113,736
Accumulated other comprehensive income *	34,154	33,501	653
Treasury stock	(2,818)	(3,526)	708

Total shareholders’ equity	892,828	776,717	116,111

Total	¥1,992,035	¥1,843,982	¥148,053

	As of December 31, 2007	As of March 31, 2007	Changes Increase (Decrease)
*Accumulated other comprehensive income:
Foreign currency translation adjustments	¥15,053	¥9,204	¥5,849

Net unrealized holding gains on securities available for sale	35,006	39,807	(4,801)

Pension liability adjustments-After application of SFAS No.158	(14,881)	(15,300)	419

Net unrealized holding gains (losses) on derivative instruments	(1,024)	(210)	(814)

Short & long-term debt	¥383,346	¥349,074	¥34,272

Note:	In accordance with Statement of Financial Accounting Standards No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” assets and liabilities held for sale in connection with the discontinued operations were classified as held for sale as of March 31, 2007.

Condensed Consolidated Statements of Income

(For nine months ended December 31, 2007 and 2006)

	Millions of yen
	Nine months ended December 31, 2007	Nine months ended December 31, 2006	Changes Increase (Decrease)
	(A)	(B)	(A)-(B)%
Net sales	¥1,629,026	¥1,339,510	¥289,516	21.6
Cost of sales	1,159,163	958,571	200,592
Selling, general and administrative expenses	229,375	209,534	19,841
Other operating income (expenses)	954	(2,396)	3,350

Operating income	241,442	169,009	72,433	42.9

Other income (expenses)
Interest and dividend income	7,914	6,203	1,711
Interest expense	(12,736)	(11,079)	(1,657)
Other-net	(1,854)	(873)	(981)

Other income (expenses)	(6,676)	(5,749)	(927)

Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	234,766	163,260	71,506	43.8

Income taxes	86,425	62,973	23,452

Minority interests in income of consolidated subsidiaries	(6,672)	(4,569)	(2,103)

Equity in earnings of affiliated companies	4,899	2,594	2,305

Income from continuing operations	146,568	98,312	48,256	49.1

Income from discontinued operations	4,978	11,249	(6,271)	(55.7)

Net income	¥151,546	¥109,561	¥41,985	38.3

Note:	In accordance with Statement of Financial Accounting Standards No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the consolidated statements of income for nine months ended December 31, 2006 have been retrospectively reclassified as for the discontinued operations.

Business Segment Information

(For nine months ended December 31, 2007 and 2006)

							Millions of yen
	Nine months ended December 31, 2007 (A)			Nine months ended December 31, 2006 (B)			Changes Increase (Decrease) (A)-(B)
	Sales	Segment Profit	Segment Profit Ratio (%)	Sales	Segment Profit	Segment Profit Ratio (%)	Sales	Segment Profit
Construction and Mining Equipment	1,397,528	217,302	15.5	1,137,036	152,701	13.4	260,492	64,601
Industrial Machinery, Vehicles and Others	329,994	25,455	7.7	293,546	21,331	7.3	36,448	4,124
Subtotal	1,727,522	242,757	14.1	1,430,582	174,032	12.2	296,940	68,725
Corporate & Elimination	(98,496)	(2,269)	—	(91,072)	(2,627)	—	(7,424)	358

Total	1,629,026	240,488	14.8	1,339,510	171,405	12.8	289,516	69,083

Notes:	1)	Sales and segment profit by business segment for nine months ended December 31, 2006 have been retrospectively reclassified as for the discontinued operations.

	2)	From the fiscal year ending March 31, 2008, Komatsu changes its business segments. Sales and segment profit by business segment for nine months ended December 31, 2006 have been retrospectively reclassified according to the new business segment.

Consolidated Sales by Operation

(For nine months ended December 31, 2007 and 2006)

Millions of yen

		Nine months ended December 31, 2007 (A)		Nine months ended December 31, 2006 (B)		Changes Increase (A)-(B)
		Sales	Ratio (%)	Sales	Ratio (%)	Sales	(%)
Construction and Mining Equipment	Japan	211,566	13.0	208,332	15.6	3,234	1.6
	Overseas	1,166,087	71.6	910,483	68.0	255,604	28.1
		1,377,653	84.6	1,118,815	83.6	258,838	23.1
Industrial Machinery, Vehicles and Others	Japan	158,414	9.7	136,880	10.2	21,534	15.7
	Overseas	92,959	5.7	83,815	6.2	9,144	10.9
		251,373	15.4	220,695	16.4	30,678	13.9
Total	Japan	369,980	22.7	345,212	25.8	24,768	7.2
	Overseas	1,259,046	77.3	994,298	74.2	264,748	26.6

		1,629,026	100.0	1,339,510	100.0	289,516	21.6

Notes:	1)	Consolidated sales by operation for nine months ended December 31, 2006 have been retrospectively reclassified as for the discontinued operations.

	2)	From the fiscal year ending March 31, 2008, Komatsu changes its business segments. Consolidated sales by operation for nine months ended December 31, 2006 have been retrospectively reclassified according to the new business segment.

Reference:

Consolidated Business Results for Three Months from October through December 2007

(1) Business Segment Information

							Millions of yen
	Three months ended December 31, 2007 (A)			Three months ended December 31, 2006 (B)			Changes Increase (Decrease) (A)-(B)
	Sales	Segment Profit	Segment Profit Ratio (%)	Sales	Segment Profit	Segment Profit Ratio (%)	Sales	Segment Profit
Construction and Mining Equipment	469,756	71,108	15.1	386,498	51,239	13.3	83,258	19,869
Industrial Machinery, Vehicles and Others	113,184	8,527	7.5	96,839	7,595	7.8	16,345	932
Subtotal	582,940	79,635	13.7	483,337	58,834	12.2	99,603	20,801
Corporate & Elimination	(33,956)	(893)	—	(32,318)	(711)	—	(1,638)	(182)

Total	548,984	78,742	14.3	451,019	58,123	12.9	97,965	20,619

Notes:	1)	Sales and segment profit by business segment for three months ended December 31, 2006 have been retrospectively reclassified as for the discontinued operations.

	2)	From the fiscal year ending March 31, 2008, Komatsu changes its business segments. Sales and segment profit by business segment for three months ended December 31, 2006 have been retrospectively reclassified according to the new business segment.

(2) Consolidated Sales by Operation

Millions of yen

		Three months ended December 31, 2007 (A)		Three months ended December 31, 2006 (B)		Changes Increase (A)-(B)
		Sales	Ratio (%)	Sales	Ratio (%)	Sales	(%)
Construction and Mining Equipment	Japan	80,121	14.6	75,055	16.7	5,066	6.7
	Overseas	383,180	69.8	305,066	67.6	78,114	25.6
		463,301	84.4	380,121	84.3	83,180	21.9
Industrial Machinery, Vehicles and Others	Japan	55,407	10.1	45,268	10.0	10,139	22.4
	Overseas	30,276	5.5	25,630	5.7	4,646	18.1
		85,683	15.6	70,898	15.7	14,785	20.9
Total	Japan	135,528	24.7	120,323	26.7	15,205	12.6

	Overseas	413,456	75.3	330,696	73.3	82,760	25.0

		548,984	100.0	451,019	100.0	97,965	21.7

Notes:	1)	Consolidated sales by operation for three months ended December 31, 2006 have been retrospectively reclassified as for the discontinued operations.

	2)	From the fiscal year ending March 31, 2008, Komatsu changes its business segments. Consolidated sales by operation for three months ended December 31, 2006 have been retrospectively reclassified according to the new business segment.

(3) Sales of Construction and Mining Equipment by Region

			Millions of yen
	Three months ended December 31, 2007 (A)	Three months ended December 31, 2006 (B)	Changes Increase (Decrease) (A)-(B)
Japan	80,121	75,055	5,066	6.7%
The Americas	109,630	112,135	(2,505)	(2.2)%
Europe & CIS	101,494	75,922	25,572	33.7%
China	40,044	22,730	17,314	76.2%
Asia & Oceania	84,143	57,880	26,263	45.4%
Middle East & Africa	47,869	36,399	11,470	31.5%
Total	463,301	380,121	83,180	21.9%

(end)